[LETTERHEAD OF EMERALD DAIRY INC.]

January 8, 2009

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street N.W.
Washington, D.C. 20549
Mail Stop 7010

Attn.:	Anne Nguyen Parker
Branch Chief

Re:	Emerald Dairy Inc.
Rule 477 Application for Withdrawal of
Registration Statement on Form S–1
Initially filed on February 12, 2008
File No. 333-149201

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Emerald Dairy Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-149201) (the “Registration Statement”), initially filed with the Commission on February 12, 2008, and amended on February 14, 2008, April 30, 2008, August 27, 2008 and November 5, 2008, together with all exhibits thereto (the “Registration Statement”), effective as of the date first set forth above.  The Registration Statement covered the resale of certain shares of the Company’s common stock, $0.001 par value per share (the “Shares”), by the Selling Stockholders named therein.  The Company has determined that it is not in its best interests to proceed with the registration of the Shares at this time.

The Company confirms that the Registration Statement has not been declared effective, no securities have been or will be issued or sold pursuant to the Registration Statement or the prospectus contained therein, and no preliminary prospectus contained in the Registration Statement has been distributed.

The Company also requests, in accordance with Rule 457(p) of the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

U.S. Securities and Exchange Commission
January 8, 2009

We would appreciate if you would please provide Jeffrey A. Rinde, of Hodgson Russ LLP, a facsimile copy of the order consenting to the withdrawal of the Registration Statement as soon as it is available.  The facsimile number is (212) 751-0928.

Thank you for your assistance with this application for withdrawal.  If you have any questions or require any further information, please contact Jeffrey A. Rinde or Eric C. Mendelson, of Hodgson Russ LLP, the Company’s legal counsel.

Very truly yours,

EMERALD DAIRY INC.

By:	/s/ Yang Yong Shan
Name: Yang Yong Shan
Title: Chief Executive Officer

Copy to:

Mr. John Madison
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street N.W.
Washington, D.C. 20549
Mail Stop 7010